CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Floating Rate Senior Notes due 2018	$1,979,000	$269.93

PROSPECTUS Dated November 21, 2011	Pricing Supplement No. 662 to
PROSPECTUS SUPPLEMENT Dated November 21, 2011	Registration Statement No. 333-178081
Dated March 11, 2013
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Floating Rate Senior Notes Due March 14, 2018

We, Morgan Stanley, will issue the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due March 14, 2018 (the “notes”) only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes, including how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$1,979,000	Interest Reset Period:	Quarterly
Maturity Date:	March 14, 2018	Interest Reset Dates:	Each Interest Payment Date
Settlement Date		Interest Determination
(Original Issue Date):	March 14, 2013	Dates:	The second London banking
Interest Accrual Date:	March 14, 2013		day prior to each Interest Reset
Issue Price:	100%		Date
Commissions:	1.250%
Proceeds to		Reporting Service:	Reuters (Page LIBOR01)
Morgan Stanley:	$1,954,262.50	Call Price:	NA
Specified Currency:	U.S. dollars	First Call Date:	NA
Redemption Percentage		Call Frequency:	NA
at Maturity:	100%	Business Day:	New York
Base Rate:	LIBOR	Calculation Agent:	The Bank of New York Mellon
Spread (Plus or Minus):	Plus 1.00%		(as successor to JPMorgan
Chase Bank, N.A. (formerly
Index Maturity:	Three months		known as JPMorgan Chase
Index Currency:	U.S. dollars		Bank))
Initial Interest Rate:	The Base Rate plus	Minimum Denominations:	$1,000 and integral multiples
	1.00% (determined by the		of $1,000 in excess thereof
	Calculation Agent on the	Survivor’s Option:	No
	second London banking day	CUSIP:	61760LCU7
	prior to March 14, 2013)	Other Provisions:	None
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each March 14, June 14,
September 14 and
December 14, commencing
June 14, 2013

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On the date first set forth above, we agreed to sell to the manager listed below, and it agreed to purchase, the principal amount of notes set forth opposite its name below at the “purchase price” for notes. The purchase price for the notes equals the stated Issue Price as set forth above, plus accrued interest, less the Commissions set forth above.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$1,979,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

The manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

PS-2